EXHIBIT (a)



                        STERILE CONCEPTS HOLDINGS, INC.

                               5100 COMMERCE ROAD
                            RICHMOND, VIRGINIA 23234

                    Notice of Annual Meeting of Shareholders

     NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of shares of Common Stock, no par value, of Sterile Concepts Holdings, Inc. will be held on Thursday, February 15, 1996, at 10:00 a.m., local time, at Crestar Bank, Auditorium, 919 East Main Street, Richmond, Virginia for the following purposes:

          1. To elect two Class II Directors, each to serve until the 1999 annual meeting of shareholders and until his or her successor is elected; and

          2. To transact such other business as may properly come before the meeting.

     Holders of shares of Common Stock of record at the close of business of the New York Stock Exchange on December 15, 1995 are entitled to notice of and to vote at the meeting.

     Please complete, sign, date and return the enclosed proxy card promptly, whether or not you expect to attend the meeting. A self - addressed, stamped envelope is enclosed for your convenience.

     If you are present at the meeting, you may vote in person even if you already have returned your proxy card.

                                          By Order of the Board of Directors
                                          Paul J. Woo, Jr.,
                                          President & Chief Executive Officer

Richmond, Virginia
December 29, 1995

     Even if you plan to attend the meeting in person, please execute the enclosed proxy card and mail it promptly. Should you attend the meeting you may revoke your proxy and vote in person. For your convenience, enclosed is a return envelope which requires no postage if mailed in the United States.

                        STERILE CONCEPTS HOLDINGS, INC.

                                PROXY STATEMENT

                                      for

                         ANNUAL MEETING OF SHAREHOLDERS

                          to be held February 15, 1996

     This Proxy Statement is being furnished to shareholders of Sterile Concepts Holdings, Inc., a Virginia corporation (together with its wholly owned subsidiary Sterile Concepts, Inc., unless the context requires otherwise, the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company from holders of record of the Company's common stock, no par value (the "Common Stock"), as of the close of business of the New York Stock Exchange on December 15, 1995 (the "Record Date"), for use at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, February 15, 1996, at 10:00 a.m., local time, at Crestar Bank, Auditorium, 919 East Main Street, Richmond, Virginia, and at any adjournment or postponement thereof.

     This Proxy Statement and the accompanying proxy card are first being mailed to the holders of Common Stock of record on the Record Date on or about December 29, 1995. A copy of the Company's Annual Report to Shareholders for the fiscal year ended September 30, 1995 accompanies the Proxy Statement. The Annual Report, however, is not a part of the proxy solicitation material.

     The Company owns all of the outstanding shares of capital stock of Sterile Concepts, Inc. ("SCI"), which conducts the Sterile Concepts business. The term "fiscal year" when used in this Proxy Statement shall mean the twelve - month period ended September 30 of the calendar year indicated.

Purposes of the Annual Meeting

     At the Annual Meeting, holders of shares of Common Stock entitled to vote at the Annual Meeting will be asked to consider and vote upon the following matters:

     1. The election of two Class II Directors of the Company, each to hold office until the 1999 annual meeting of shareholders and until his or her successor is elected; and

     2. The transaction of such other business as may properly come before the meeting.

     The Board of Directors unanimously recommends a vote FOR the election of the Board of Directors' nominee for election as a Director of the Company. As of the date of this Proxy Statement, the Board of Directors knows of no other business to come before the Annual Meeting. In the event other business shall properly come before the Annual Meeting, proxies will be voted in accordance with the discretion of the proxy holders.

Voting Rights and Proxy Information

     Only holders of record of shares of Common Stock as of the close of business of the New York Stock Exchange on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Each share of Common Stock is entitled to one vote. As of the Record Date, a total of 5,526,000 shares of Common Stock were issued and outstanding.

     The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Common Stock as of the Record Date is necessary to constitute a quorum for the transaction of business at the Annual Meeting. A quorum being present, the affirmative vote of a plurality of the shares present and voting is necessary to elect a nominee as a Director of the Company. Under the Virginia Stock Corporation Act, votes that are withheld and broker "non - votes" are not included in the tabulation of the voting results on the election of Directors and, therefore, do not have the effect of votes in opposition. A broker "non - vote" occurs when a nominee holding shares for a beneficial owner does not vote upon a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. Broker
"non - votes" and the shares as to which shareholders abstain or withhold their votes are included for purposes of determining whether a quorum of shares is present at a meeting.

     All shares of Common Stock that are represented at the Annual Meeting by properly executed proxies received by the Secretary of the Company prior to or at the Annual Meeting and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR the election of each of the Board of Directors' nominees for election as a Director of the Company.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A proxy may be revoked by (i) filing with the Company, at or before the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a subsequent proxy relating to the same shares of Common Stock and delivering it to the Company at or before the Annual Meeting or (iii) attending the Annual Meeting, filing a written revocation of proxy and voting in person (attendance at the Annual Meeting and voting will not in and of itself constitute a revocation of a proxy.) Any written notice revoking a proxy or subsequent proxies should be received by mail or hand delivered to Sterile Concepts Holdings, Inc.,
Attention: Mr. Jeffrey L. Brugh, 5100 Commerce Road, Richmond, Virginia 23234.

     The Company will bear the cost of solicitation of proxies. In addition to solicitation by mail, the Company will request banks, brokers and other custodian nominees and fiduciaries to supply proxy material to the beneficial owners of Common Stock and will reimburse them for their expenses in so doing. Certain Directors, officers and other employees of the Company, not specially employed for this purpose, may solicit proxies, without additional remuneration therefor, by personal interview, mail, telephone, facsimile or other electronic means. In addition, the Company has engaged Corporate Investor Communications, Inc. to assist in the solicitation of proxies from brokers, nominees, fiduciaries and other custodians. The Company will pay that firm $3,000 for its services, plus reimbursement of out - of - pocket expenses.

                         ELECTION OF CLASS II DIRECTORS

     The Board of Directors consists of five Directors. The Company's Amended and Restated Articles of Incorporation provide for a Board of Directors divided into three classes (Class I, Class II and Class III) having staggered three - year terms, with each class as nearly equal in size as possible. The current terms of office of the Directors in Class II expire at the Annual Meeting. The terms of office of Directors in Class III and Class I will expire at the annual meetings of shareholders to be held in 1997 and 1998, respectively. At each annual meeting of shareholders, a Director or Directors will be elected to succeed those whose terms then expire, with each newly elected Director to serve for a three - year term.

     Roy R. Martine and Nina Novak have been nominated by the Board of Directors for election as Class II Directors at the Annual Meeting, each to serve for a term expiring at the 1999 annual meeting of shareholders. Both Mr. Martine and Ms. Novak are currently Directors of the Company. It is intended that the persons named in the accompanying proxy will vote shares represented by properly executed proxies FOR the election of Mr. Martine and Ms. Novak as Directors unless authority to vote is withheld. If either Mr. Martine or Ms. Novak should become unavailable to serve on the Board of Directors, the persons named in the proxy may act with discretionary authority to vote the proxy for such other person or persons, if any, as may be designated by the Board of Directors. However, the Board of Directors is not aware of any circumstances likely to render either of the nominees unavailable to serve on the Board of Directors.

     The Board of Directors of the Company recommends that the Company's shareholders vote FOR the re - election of each nominee of the Board of Directors as a Director of the Company.

     The following sets forth certain information with respect to the business experience of the nominees of the Board of Directors and the other current members of the Board of Directors.

Class II Directors - Term Expiring 1996

     Roy R. Martine, 66, became Chairman and a Director of the Company in September 1994 and Chairman of SCI in March 1994. He was Chief Executive Officer of the Company from September 1994, and of SCI from 1984, until June 1995, and was President of SCI from 1984 through March 1994. Mr. Martine retired as an executive officer of the Company and SCI on September 30, 1995, but continues to serve as Chairman and a Director of the Company and SCI and as a consultant to SCI.

     Nina Novak, 42, became a Director of the Company in September 1994 and has been a Director of SCI since 1987. She has been an attorney in private practice since 1977.

Class III Directors - Term Expiring 1997

     J. Hamilton Scherer, Jr., 54, became a Director of the Company in September 1994 and has been a Director of SCI since 1987. Mr. Scherer, an investment banker, has been Managing Director and Vice Chairman of Wheat First Butcher Singer since 1992. Previously, he was a Managing Director of NationsBanc Capital Markets, Inc. from 1991 to 1992 and President and Chief Executive Officer of Sovran Investment Corp. from 1988 to 1991.

     Paul J. Woo, Jr., 51, became Chief Executive Officer of the Company and SCI in June 1995. He has been a Director of the Company since September 1994 and a Director of SCI since 1984. Mr. Woo became President of the Company in September 1994 and President of SCI in March 1994. He was Chief Operating Officer and Secretary of the Company from September 1994, and of SCI from March 1994, until June 1995. Mr. Woo was previously employed by Carilion Health System ("Carilion"), the parent of the Company prior to its initial public offering (the "Offering"), where he was Executive Vice President from 1988 through February 1994. His responsibilities at Carilion included serving as Secretary - Treasurer and a Director of SCI and overseeing the operations of SCI since 1984. Carilion is one of the largest operators of hospitals and affiliated outpatient treatment centers in Virginia.

Class I Director - Term Expiring 1998

     Thomas N. Allen, 57, became a Director of the Company in September 1994. He has been Chairman of Acme Markets of Virginia, Inc., a regional supermarket chain, since 1987 and Chairman of East Coast Oil Corporation, an operator of service stations and convenience stores, since 1978.

Organization of the Board of Directors and Committees

     During fiscal 1995, the Board of Directors met nine times. During such period, all of the Directors attended at least 75% of all meetings held of the Board of Directors and all committees on which they serve. The standing committees of the Board of Directors are the Executive Committee, the Audit Committee, the Executive Compensation Committee and the Nominating Committee.

     Executive Committee. Messrs. Martine, Scherer and Woo are members of the Executive Committee. The Company's Bylaws empower the Executive Committee to exercise the full authority of the Board of Directors when it is not in session, except as otherwise provided in the Virginia Stock Corporation Act.

     Audit Committee. Mr. Allen and Ms. Novak are members of the Audit Committee. The Audit Committee reviews the internal controls and the financial reporting process of the Company. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, with whom the Audit Committee will review the scope of audit and non - audit assignments and related fees, accounting principles used by the Company in financial reporting, internal auditing procedures and the adequacy of the internal control procedures of the Company. The Audit Committee met three times during fiscal 1995.

     Executive Compensation Committee. Messrs. Allen and Scherer are members of the Executive Compensation Committee. The Executive Compensation Committee administers the Company's Stock Incentive Plan and makes recommendations to the Board of Directors regarding compensation and benefits for the executive officers. The Executive Compensation Committee also has oversight responsibilities for all broad - based compensation and benefit programs. The Executive Compensation Committee met three times during fiscal 1995.

     Nominating Committee. Messrs. Allen, Scherer and Woo are members of the Nominating Committee. The Nominating Committee recommends to the Board of Directors candidates for election as Directors of the Company and makes recommendations to the Board of Directors regarding Director compensation. The Nominating Committee met once during fiscal 1995.

Director Compensation

     Each nonemployee Director of the Company receives an annual retainer of $6,000, board meeting attendance fees of $750 per meeting and committee meeting attendance fees of $250 per meeting. All Directors will be reimbursed for expenses incurred in connection with attending board and committee meetings. In addition, on the first day of each fiscal year, each nonemployee Director receives a nonqualified stock option, awarded under the Company's Stock Incentive Plan, to purchase such number of shares of Common Stock as shall be equal to 25% of the annual retainer divided by the closing price of the Common Stock on the New York Stock Exchange on the preceding day on which the Common Stock was traded (the "Closing Price"). Each such stock option will have an exercise price equal to the Closing Price defined above and will become fully exercisable on the first anniversary of the date of grant. No such stock options were granted in fiscal 1994. In fiscal 1995, each nonemployee Director received a nonqualified option to purchase 88 shares of Company stock at an exercise price of $17.00 per share.

                     OWNERSHIP OF COMPANY VOTING SECURITIES

     The following table sets forth, as of the Record Date, certain information with respect to the beneficial ownership of Common Stock (the only class of the Company's securities entitled to voting rights) by (i) each Director of the Company, (ii) the Chief Executive Officer and the other five most highly compensated executive officers of the Company for fiscal 1995, and (iii) the Company's Directors and executive officers as a group. Unless otherwise indicated, all persons have sole voting and investment power over all shares beneficially owned.

                                                                                        Number Of Shares
                                                                                          Beneficially      Percent
                                        Name                                                 Owned          Of Class
Roy R. Martine.......................................................................           83,749(1)(3)    1.4%
Paul J. Woo, Jr......................................................................           38,790(3)        *
D. Randolph Graham...................................................................           18,234(3)        *
Timothy J. Callahan..................................................................              888(3)        *
Hubert A. Davis, Jr..................................................................            6,643(2)(3)      *
Henry C. Holswade....................................................................           15,508(2)(3)      *
Thomas N. Allen......................................................................            1,088           *
Nina Novak...........................................................................              488           *
J. Hamilton Scherer, Jr..............................................................            3,588           *
All Directors and executive
  officers as a group
  (13 persons).......................................................................          180,013(3)      3.2%

* Less than 1%.

(1) Includes 2,955 shares owned by Mr. Martine's spouse, as to which she has sole voting and investment power.

(2) Voting and investment power are shared with the executive officer's spouse.

(3) Includes shares that may be acquired upon the exercise of options granted under the Company's Stock Incentive Plan that are exercisable within 60 days of the Record Date in the following amounts: Mr. Martine - 63,453 shares (including 11,063 shares that may be acquired upon the exercise of options held by Mr. Martine's spouse); Mr. Woo - 13,790 shares; Mr. Graham - 4,775 shares; Mr. Callahan - 588 shares; Mr. Davis - 3,688 shares; Mr. Holswade
     - 3,688 shares; Mr. Allen, Ms. Novak and Mr. Scherer - 88 shares each; and all Directors and executive officers as a group - 93,185 shares.

     The following table sets forth as of the Record Date the beneficial ownership of Common Stock by all persons who beneficially own five percent or more of the Common Stock, based upon filings with the Securities and Exchange Commission and certain additional information available to the Company. Unless otherwise indicated, all persons have sole voting and investment power over all shares beneficially owned.

                                                                                        Number of Shares
                                 Name & Address of                                        Beneficially       Percent
                                 Beneficial Owners                                           Owned           of Class
Heartland Advisors, Inc.
  790 North Milwaukee Street
  Milwaukee, Wisconsin 53202                                                                 578,700            10.50%

FMR Corp.
  82 Devonshire Street
  Boston, Massachusetts 02109                                                                552,200             9.99

Miller, Anderson & Sherrerd
  One Tower Bridge
  West Conshohocken, Pennsylvania 19428                                                      365,800             6.62

T. Rowe Price Associates, Inc.
  100 E. Pratt Street
  Baltimore, Maryland 21202                                                                  300,000             5.40

                             EXECUTIVE COMPENSATION

Executive Officers

     The following table lists the executive officers of the Company and their ages and positions with the Company.

                      Name                               Age                           Position
Roy R. Martine...................................         66         Chairman and Director
Paul J. Woo, Jr..................................         51         President, Chief Executive Officer, and
                                                                     Director
D. Randolph Graham...............................         45         Vice President - Administration, Chief
                                                                     Financial Officer and Treasurer
Jeffrey L. Brugh.................................         37         Vice President, Controller and Secretary
Timothy J. Callahan..............................         44         Vice President - Sales
Hubert A. Davis, Jr..............................         59         Vice President - Manufacturing
Henry C. Holswade................................         48         Vice President - Corporate Relations
John H. Luttgens.................................         32         Executive Vice President - Western Region
David G. Thomson.................................         46         Vice President - National Accounts
Robert C. Thaemert...............................         48         Vice President - National Accounts

     Messrs. Martine, Woo, Graham, Davis, Brugh and Holswade assumed their positions with the Company in September 1994. Messrs. Callahan, Thomson and Thaemert assumed their positions with the Company in June 1995 and Mr. Luttgens assumed his position with the Company in October 1995. Set forth below is certain information regarding the executive officers of the Company who are not Directors, including the positions they hold with SCI. Information regarding executive officers who are Directors is set forth under "Election of Class II Directors."

     D. Randolph Graham became Vice President - Administration and Chief Financial Officer in June 1994. He was Vice President - Administration and Planning from June 1991 through May 1994, and Director of Administration and Planning from February 1988 through May 1991.

     Jeffrey L. Brugh has been Vice President and Controller since June 1991 and was Director of Accounting from November 1984 through May 1991. He became Secretary in June 1995.

     Timothy J. Callahan became Vice President - Sales in June 1995 and had previously served as Regional Sales Manager since January 1991. Prior to joining SCI, he was Vice President - Sales of Harbor Medical, Inc.

     Hubert A. Davis, Jr. has been Vice President - Manufacturing since June 1991 and was Vice President - Operations from 1982 through May 1991.

     Henry C. Holswade became Vice President - Corporate Relations in June 1995 and was Vice President - Sales from May 1987 through May 1995.

     John H. Luttgens became Executive Vice President - Western Region in October 1995 and was President of Medical Design Concepts, Inc. from 1986 until the acquisition of the assets of its customer procedure tray business by SCI in October 1995.

     Robert C. Thaemert became Vice President and Central Region Manager in June 1995 and was President at the time of the acquisition; and a founder of Associated Medical Products Company from 1977 until its acquisition by SCI in May 1995.

     David G. Thomson became Vice President and National Accounts Manager in June 1995 and was Treasurer at the time of the acquisition; and a founder of Associated Medical Products Company from 1977 until its acquisition by SCI in May 1995.

Compensation
                           Summary Compensation Table

     The following table reflects, for fiscal 1995, fiscal 1994 and fiscal 1993, the cash and noncash compensation paid by the Company to persons who served as its Chief Executive Officer and the four other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 for services rendered in all capacities.

                                                                                        Long - Term
                                                                                        Compensation
                                                                                     Awards
                                                                                   Securities
                                                    Annual Compensation             Under -      Payouts
                                  Fiscal                           Other Annual      Lying         LTIP       All Other
  Name and Principal Position      Year      Salary      Bonus     Compensation     Options      Payouts     Compensation
Roy R. Martine.................    1995     $250,000    $45,000       (1)                 -             -            -
  Chairman and Director            1994      173,250     60,395       (1)            52,390      $586,538(2)         -
                                   1993      165,000     38,165       (1)                 -             -            -
Paul J. Woo, Jr................    1995      200,000     36,000       (1)                 -             -       $5,393(3)
  President and Chief              1994      142,000     49,501       (1)            41,370             -        5,393(3)
  Executive Officer                1993      137,500     20,000       (1)                 -             -        5,393(3)
D. Randolph Graham.............    1995      130,000     23,400       (1)                 -             -            -
  Vice President -.............    1994      100,400     29,056       (1)            14,325             -            -
  Administration, Chief            1993       95,400     17,554       (1)                 -             -            -
  Financial Officer and
  Treasurer
Timothy J. Callahan............    1995      154,134      3,426       (1)            11,063             -            -
  Vice President -                 1994      111,571          -       (1)             1,765             -            -
  Sales                            1993       88,747          -       (1)                 -             -            -
Hubert A. Davis, Jr............    1995      105,420     13,705      $ 13,973(4)          -             -            -
  Vice President -                 1994      100,400     29,056       (1)            11,063       293,269(2)         -
  Manufacturing                    1993       95,400     17,554        15,517(5)          -             -            -
Henry C. Holswade..............    1995      105,420     13,705        15,131(6)          -             -            -
  Vice President -.............    1994      100,400     29,056        18,402(7)     11,063       293,269(2)         -
  Corporate Relations..........    1993       95,400     17,554        13,063(8)          -             -            -

(1) The named executive officer received certain perquisites and other personal benefits, the amounts of which are not shown because the aggregate amount of such compensation during the fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(2) Represents deferred payment of amounts earned under a long - term incentive plan which was terminated effective October 1, 1990.

(3) Represents premiums for a split dollar insurance policy.

(4) Includes $6,260 of health insurance premiums and a $3,600 auto allowance paid by the Company.

(5) Includes $5,839 of health insurance premiums and $4,995 of supplemental health and life insurance premiums paid by the Company.

(6) Includes $6,428 of health insurance premiums paid by the Company.

(7) Includes $5,926 of health insurance premiums and $7,326 of supplemental health and life insurance premiums paid by the Company.

(8) Includes $5,839 of health insurance premiums and $4,995 of supplemental health and life insurance premiums paid by the Company.

                          Option Grants in Fiscal 1995

     The following table represents stock options granted to the named executive officers in fiscal 1995 under the Company's Stock Incentive Plan, which provides for the grant of stock options, stock appreciation rights and restricted shares of stock. No stock appreciation rights or restricted shares of stock were granted in fiscal 1995.

                                                                                                           Potential
                                                                                                          Realizable
                                                                                                           Value at
                                                                                                        Assumed Annual
                                                      Individual Grants                                 Rates of Stock
                                                 Percent of Total                                            Price
                          Number of Securities   Options Granted                                         Appreciation
                           Underlying Options    to Employees in   Exercise Price                       For Option Term
          Name                 Granted(1)         Fiscal Year(2)      per share     Expiration Date      5%        10%
Timothy J. Callahan.....         11,063               30.9%            $11.75           6/8/2005      $81,894   $206,685

(1) The stock options will become exercisable with respect to one - third of the shares subject thereto on each of the first three anniversaries of June 9, 1995.

(2) Includes stock options granted to independent sales representatives who are not employees of the Company.

           Fiscal 1995 Option Exercises And Year - End Option Values

     The following table sets forth information regarding unexercised options to purchase Common Stock granted under the Company's Stock Incentive Plan held by the named executive officers at September 30, 1995. There were no option exercises in fiscal 1995.

                                                                 Number of Unexercised            Value of Unexercised
                                                                        Options               In - The - Money Options(1)
                           Name                               Exercisable    Unexercisable    Exercisable    Unexercisable
Roy R. Martine.............................................      17,463          34,927            0                  0
Paul J. Woo, Jr............................................      13,790          27,580            0                  0
D. Randolph Graham.........................................       4,775           9,550            0                  0
Timothy J. Callahan........................................         588          12,240            0            $26,275
Hubert A. Davis, Jr........................................       3,688           7,375            0                  0
Henry C. Holswade..........................................       3,688           7,375            0                  0

(1) For purposes of calculating whether an option was "in - the - money," this chart uses the closing price of the Common Stock on the New York Stock Exchange for September 29, 1995 of $13.875.

Employment Agreements

     In October 1994, the Company entered into employment agreements with certain executive officers having the following terms: three years in the case of Mr. Woo and Mr. Graham, two years in the case of Mr. Davis and Mr. Holswade, and through September 30, 1995 in the case of Mr. Martine. In June 1995, the Company entered into an employment agreement having a two - year term with Mr. Callahan. Each employment agreement, other than that of Mr. Martine, will be extended for successive one - year terms beginning on the first anniversary of its commencement, unless either the executive officer or the Company shall have given notice to the other of an election not to extend the term of the employment agreement. The employment agreements provide for base salaries of $250,000 for Mr. Martine, $200,000 for Mr. Woo, $130,000 for Mr. Graham, and $105,420 for Mr. Callahan, Mr. Davis and Mr. Holswade, subject to adjustment by the Board of Directors, as well as performance - based bonuses. Under each of the employment agreements, the Company may terminate the executive officer's employment at any time for "Cause," as defined in the employment agreement, without incurring any continuing obligations to the executive officer. If the Company terminates an executive officer's employment for any reason other than for "Cause" or if an executive officer terminates his or her employment for "Good Reason," as defined in the employment agreement, the Company will remain obligated to continue to provide the compensation and benefits specified in the executive officer's employment agreement for the duration of what otherwise would have been the term of the employment agreement.

     In June 1995, the Company and Mr. Martine entered into an amendment of his agreement under which Mr. Martine resigned as chief executive officer and agreed that, upon his retirement as an employee of the Company on September 30, 1995, he would continue to serve as Chairman of the Board and would become a consultant to the Company for a period of two years. The amended agreement provides for an annual retainer fee of $80,000 and has termination provisions similar to those outlined above.

Change in Control Protections

     In October 1994, the Company has entered into severance agreements with Mr. Martine, Mr. Woo and Mr. Graham which have initial terms of three years and will be automatically extended for successive one - year periods unless terminated by either party. If the employment of any of these executive officers is terminated (with certain exceptions) within 36 months following a "Change in Control," as defined in the severance agreement, the executive officer will be entitled to receive a cash payment equal to 2.99 times the average annual compensation paid to the executive officer for the five most recent taxable years of the Company ending prior to the Change in Control, as well as the continuation of fringe benefits (including life insurance, disability, medical, dental and hospitalization benefits) for a period of up to twelve months. All outstanding stock options held by the executive officer will become fully vested and immediately exercisable. In addition, the Company's Stock Incentive Plan provides for the acceleration of certain benefits in the event of a change in control.

Retirement Benefits

     Estimated annual benefits under the Company's pension plan upon retirement at age 65, determined as of October 1, 1995 to persons with specified earnings and years of pension benefit service are set forth in the table below.
                  Estimated Benefits Payable At Retirement(1)

                                                               Estimated Annual Benefits For Representative
Final Average                                                          Years of Credited Service(2)
  Earnings(3)                                               15         20          25          30          35
$50,000................................................   $ 9,473    $12,630    $ 15,788    $ 18,946    $ 22,103
100,000................................................    21,473     28,630      35,788      42,946      50,103
150,000................................................    33,473     44,630      55,788      66,946      78,103
200,000................................................    45,473     60,630      75,788      90,946     106,103
250,000................................................    57,473     76,630      95,788     114,946     134,103
300,000................................................    69,473     92,630     115,788     138,946     162,103

(1) Assumes attainment of age 65 in fiscal 1995 and Social Security covered compensation of $25,920.

(2) The projected years of pension benefit service at age 65 for each of the named executive officers are: Roy R. Martine, 14; Paul J. Woo, Jr., 35; D. Randolph Graham, 28; Timothy J. Callahan, 26; Hubert A. Davis, Jr., 18; and Henry C. Holswade, 28.

(3) Final Average Earnings is the average of the highest five consecutive plan years earnings (W - 2 earnings including overtime, bonuses and commissions) preceding the date of determination.

     The estimated benefits assume retirement at age 65 and assume that payments will be made for the lifetime of the participant, which is the normal form of payment under the Company's retirement plan. The estimated retirement benefits reflected above may, in some cases, be based on compensation that exceeds the amount that may be recognized by the plan under the Internal Revenue Code or otherwise exceed the maximum benefit limitations prescribed under the Internal Revenue Code, in which event the excess amount cannot be paid from the Company's retirement plan. Such limitations may change from time to time before the individuals in question actually retire.

Executive Compensation Committee Report on Executive Compensation

     The Executive Compensation Committee (the "Committee") was established in September 1994 and is composed of two non - employee Directors. Neither member of the Committee serves on the board of the other committee member's company or organization and none of the executive officers of the Company serves on the board of any committee member's company or organization. The Committee has access to outside consultants and counsel.

     The Committee has furnished the following report on the Company's executive compensation. This report is required by the rules of the Securities and Exchange Commission. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is not to be otherwise deemed filed under either such Act.

     Compensation Objectives. The objectives of the Company's executive compensation program are: (i) to provide a balanced and competitive total compensation package that will enable the Company to attract, motivate and retain highly qualified executives; (ii) to provide executive officers incentives to enhance the profitability of the Company; and (iii) to align the financial interests of the executive officers with those of the shareholders through the use of equity - based compensation. The Committee endeavors to achieve these objectives by basing a substantial portion of executive officer compensation on the attainment of measurable financial performance goals, including growth in revenue, earnings per share and return on equity, and by making equity - based compensation an important component of total executive officer compensation. The Committee has determined the amount of base salary and stock incentives paid or allocated to executive officers primarily through comparison to compensation paid by public companies having comparable revenues, on the basis of information provided by a national compensation consulting firm. The Committee has also considered individual performance and other factors.

     Components of Compensation. The Company's executive compensation program consists of three components: base salary, annual bonus and grants under the Company's Stock Incentive Plan, which provides for awards of stock options, stock appreciation rights and restricted stock. The relative importance of each of these components in an executive officer's total compensation will depend upon his or her level of responsibility with the Company. While base salary is the largest component of the compensation of all executive officers, it constitutes a lesser percentage of the total compensation of the more highly compensated executive officers.

     Base Salary. The base salaries provided for in the Company's employment agreements with its executive officers are intended to be slightly below the median compensation paid by comparable companies, many of which are more mature companies which place less emphasis on long - term growth oriented incentives than the Company. Accordingly, as disclosed in the prospectus for the Company's initial public offering, the base salaries for Mr. Martine, Mr. Woo and Mr. Graham were increased by 44%, 41% and 29%, respectively, upon the completion of the offering. The base salaries for vice presidents of the Company were increased by five percent in fiscal 1995.

     Annual Bonus. The Committee has recommended, and the Board of Directors has approved, bonus guidelines for executive officers which are intended to provide incentive and awards to employees who contribute to the Company's attainment of its financial goals. Under the guidelines, the Company can pay to its executive officers annual bonuses of up to 50% of base salary for the chief executive officer, 35% of base salary for the chief financial officer and 30% of base salary for vice presidents, depending upon the extent to which the Company attains its goals. These bonus ranges were determined by comparison to comparable companies and are intended to make available to the executive officers bonuses which are in the mid - range of the group. The Committee may also award additional bonuses based on financial performance. In determining recommended bonus amounts, the Committee also considers the individual performance of the executive officers.

     For purposes of determining fiscal 1995 bonus amounts for the executive officers, including the chief executive officer, the factors that the Committee considered were attainment of the Company's goals for revenues and earnings per share, which were the most heavily weighted factors, and attainment of the expense goals of the department for which each executive officer was responsible. The Committee also considered attainment of certain discretionary, nonfinancial goals relating to the completion of acquisitions and integration of the acquired operations and a reallocation of responsibilities among executive officers. The Committee determined that the goals for revenues and earnings per share were not fully attained but that the expense goals and nonfinancial goals were fully attained. Considering these factors together, the Committee approved bonuses as percentages of base salary for the executive officers consistent with the bonus guidelines described above.

     Stock Incentive Plan Awards. The Company's Stock Incentive Plan is intended to assist the Company in attracting, motivating and retaining well - qualified executive officers and to increase their identity of interest with the Company's shareholders. In determining the amount of stock options granted to executive officers in connection with the Company's initial public offering in September 1994, the Committee considered the levels of stock option grants typical among the group of comparable companies. The Committee determined that stock option grants to the Company's executive officers should be somewhat greater than the median of this group due to the Company's growth orientation and because base salaries for the Company's executive officers are generally below the median for this group. Moreover, the options granted to executive officers at the time of the initial public offering become exercisable over a three - year period.

     In fiscal 1995, executive officers who were granted stock options in connection with the initial public offering did not receive additional stock options. Persons who became vice presidents of the Company in fiscal 1995 were granted options to purchase the same number of shares as may be purchased under the options previously granted to the other vice presidents of the Company.

     Chief Executive Officer Compensation. As discussed above, the base salaries for Mr. Woo and Mr. Martine were increased in connection with the Company's initial public offering. Consistent with the other executive officers who were with the Company at the time of the Company's initial public offering, neither Mr. Woo nor Mr. Martine received any additional stock option grants in fiscal 1995. The annual bonus payments to Mr. Woo and Mr. Martine were determined in the manner described above, except that the attainment of expense goals was tied to Company - wide expenses rather than departmental expenses. Under the bonus guidelines, a higher percentage bonus was paid to Mr. Woo and Mr. Martine than was paid to the Company's other executive officers, which is consistent with the overall approach of the Company's executive compensation program of making a greater percentage of the chief executive officer's total compensation dependent upon Company performance.

             December 19, 1995            EXECUTIVE COMPENSATION COMMITTEE
                                                         Thomas N. Allen
                                              J. Hamilton Scherer, Jr.

Performance Graph

     The Company's initial public offering of Common Stock commenced on September 27, 1994 and was completed on October 4, 1994. Prior to the offering, there was no established market for the Common Stock.

     The graph below compares the cumulative total shareholder return on the Common Stock against the cumulative total return on the S&P Corporate - 500 Stock Index and the Dow Jones Medical Supplies Index, assuming $100 was invested in Common Stock on September 27, 1994 and $100 was invested in the stock comprising the S&P Corporate - 500 Stock Index and the Dow Jones Medical Supplies Index on September 27, 1994, and also assuming the reinvestment of all dividends. The historical stock price performance of the Common Stock shown on the graph below is not necessarily indicative of future price performance.

     The graph shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except in the event that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

                                    [GRAPH]

Section 16 Reporting

     Under the securities laws of the United States, the Company's Directors, executive officers and any persons holding 10% or more of the Common Stock are required to report their ownership of the Company's securities and any changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for these reports have been established and the Company is required to report in this Proxy Statement any such person's failure to file by these dates during fiscal 1995. Based solely on the Company's review of the copies of such reports it has received and written representations from certain reporting persons that they were not required to file a Form 5 for fiscal 1995, the Company believes that all of these filing requirements were satisfied by such persons, except that J. Hamilton Scherer, Jr. filed a Form 4 relating to his purchase of Company securities late.

                              CERTAIN TRANSACTIONS

     On May 1, 1995, SCI purchased all of the outstanding shares of stock in Associated Medical Products Company ("AMP") for approximately $6.9 million. The AMP stock was purchased from Robert C. Thaemert and David G. Thomson, each of whom became a Vice President of the Company in connection with the transaction.

     On October 2, 1995, SCI purchased from Medical Design Concepts, Inc. ("MDC") substantially all of the assets used in its custom procedure tray business, excluding all assets used in its sterilization business, for a purchase price of approximately $18 million. In connection with the purchase of the MDC assets, SCI entered into a Sterilization Agreement with MDC under which MDC agreed to provide sterilization services to SCI. In February 1995, the Company entered into a Distribution Agreement with Professional Hospital Supply, Inc. ("PHS") under which PHS agreed to provide distribution services to the Company, which agreement was amended in connection with the MDC acquisition. Payments made by the Company to MDC under the Sterilization Agreement during the period from October 2, 1995, through December 1, 1995, totaled $104,140. Purchases by PHS from the Company under the Distribution Agreement during the period from October 2, 1995, to December 1, 1995, were $4,257,972. John H. Luttgens, who became Executive Vice President - Western Region of the Company upon completion of the MDC acquisition, was President of MDC prior to joining the Company. Mr. Luttgens' spouse is President of PHS and Mr. Luttgens' father - in - law is the sole shareholder of both MDC and PHS.

     During fiscal 1995, the Company received investment banking advisory services under an agreement with Wheat First Butcher Singer, of which J. Hamilton Scherer, Jr., a Director of the Company, is Managing Director and Vice Chairman.

     James C. Martine, who is the son of Roy R. Martine, Chairman and a Director of the Company, is an independent sales representative of the Company. He is compensated by the Company on the same terms and conditions as other independent sales representatives of the Company. The Company pays gross commissions to James C. Martine, out of which he pays all expenses associated with his sales operations, including compensation paid to six sales representatives who work for him. Total commissions paid to James C. Martine by the Company during fiscal 1995 were $893,431.

               SHAREHOLDER PROPOSALS FOR THE 1997 ANNUAL MEETING

     Under regulations of the Securities and Exchange Commission, any shareholder desiring to make a proposal to be acted upon at the 1997 annual meeting of shareholders must present such proposal to the Company at its principal office in Richmond, Virginia by August 31, 1996 for the proposal to be considered for inclusion in the Company's proxy statement.

     In addition to any other applicable requirements, for business to be properly brought before the annual meeting by a shareholder, even if the proposal is not to be included in the Company's proxy statement, the Company's Bylaws provide that the shareholder must give timely notice in writing to the Secretary of the Company not later than 90 days prior to the annual meeting. As to each matter, the notice must contain (i) a brief description of the business to be brought before the annual meeting (including the specific proposal to be presented) and the reasons for addressing it at the annual meeting, (ii) the name of, record address of and class and number of shares beneficially owned by the shareholder proposing such business and (iii) any material interest of the shareholder in such business. The 1997 annual meeting of shareholders of the Company will be held on February 13, 1997.

     The Company's Bylaws provide that a shareholder of the Company entitled to vote for the election of Directors may nominate persons for election to the Board of Directors by mailing written notice to the Secretary of the Company not later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days prior to such meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of Directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders. Any such shareholder's notice shall include (a) the name and address of the shareholder and of each person to be nominated, (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate each person specified, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person (naming such person) pursuant to which the nomination is to be made by the shareholder, (d) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated by the Board of Directors and (e) the consent of each nominee to serve as a Director of the Company if so elected.

                            INDEPENDENT ACCOUNTANTS

     The Board of Directors has selected KPMG Peat Marwick LLP, certified public accountants, as the Company's independent auditors for the fiscal year to end September 30, 1996. This firm has audited the Company's financial statements since the fiscal year ended September 30, 1986. Representatives of KPMG Peat Marwick LLP are expected to be present at the Annual Meeting with an opportunity to make a statement and respond to appropriate questions.

                                 ANNUAL REPORT

     A copy of the Company's Annual Report on Form 10 - K for the year ended September 30, 1995, as filed with the Securities and Exchange Commission, will be provided on written request without charge to any shareholder whose proxy is being solicited by the Board of Directors. Written requests should be directed to:

                                    Mr. David L. Jordan
                                    Director of Investor Relations
                                    Sterile Concepts Holdings, Inc.
                                    5100 Commerce Road
                                    Richmond, Virginia 23234

                                 OTHER MATTERS

     The Board of Directors is not aware of any matters to be presented for action at the Annual Meeting other than as set forth herein. However, if any other matters properly come before the meeting, or any adjournment thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

                                          By Order of the Board of Directors
                                          Paul J. Woo, Jr.,
                                          President and Chief Executive Officer

Richmond, Virginia
December 29, 1995